At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposals:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Balanced Stock Fund, Inc. on behalf of:

                                                  For            Against
     Strong Balanced Stock Fund               282,914.012       19,954.195

                                                Abstain       Broker non-votes
     Strong Balanced Stock Fund               16,523.740        39,940.000